FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January 2023

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Takeda Announces Favorable Phase 3 Safety and Efficacy Results of TAK-755 as Compared to Standard of Care in Congenital Thrombotic Thrombocytopenic Purpura (cTTP)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: January 5, 2023	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

News Release

Takeda Announces Favorable Phase 3 Safety and Efficacy Results of TAK-755 as Compared to Standard of Care in Congenital Thrombotic Thrombocytopenic Purpura (cTTP)

•Results are From First and Only Phase 3 Trial in cTTP, an Ultra-Rare Disease with Limited Treatment Options
•cTTP is Caused by a Deficiency in ADAMTS13 Protease; i TAK-755 Is Designed to Replace Missing or Deficient ADAMTS13 Enzymeii
•Takeda Plans to Seek Marketing Authorization for TAK-755 as the First ADAMTS13 Replacement Therapy for the Treatment of cTTP

OSAKA, Japan, and CAMBRIDGE, Massachusetts, January 5, 2023 – Takeda (TSE:4502/NYSE:TAK) today announced that the totality of evidence from a pre-planned interim analysis of a pivotal Phase 3 study supports the efficacy and safety of TAK-755 as enzyme replacement therapy for congenital thrombotic thrombocytopenic purpura (cTTP). cTTP is an ultra-rare sub-type of thrombotic thrombocytopenic purpura (TTP), a rare, chronic and debilitating blood clotting disorder caused by a deficiency in ADAMTS13 protease.1,iii Acute TTP has a mortality rate of >90%, if left untreated.iv

The trial was designed to evaluate the clinical benefit of TAK-755 across multiple clinically relevant endpoints and based on the totality of the evidence provided by efficacy, pharmacokinetic, safety and tolerability data.v This approach was discussed with global regulatory agencies. The study evaluated TAK-755 compared to plasma-based therapies, which are the current standard of care (SoC), in a randomized cross-over study. The interim results showed that TAK-755 reduced the incidence of thrombocytopenia events by 60% (95% Confidence Interval, 30%-70%), an important marker of disease activity in cTTP, as compared to SoC. The proportion of subjects experiencing adverse events determined to be related to the treatment was substantially lower among subjects during treatment with TAK-755 (8.9%) compared to that while receiving SoC therapy (47.7%).

Based on these data from the Phase 3 interim analysis, Takeda aims to seek marketing authorization for TAK-755 as the first recombinant ADAMTS13 (rADAMTS13) replacement therapy for cTTP, a disorder with considerable unmet patient need.

“We are committed to advancing treatment options for those living with cTTP, who currently have no therapies approved specifically to manage their condition,” said Daniel Curran, M.D., Head, Rare Genetics & Hematology Therapeutic Area Unit at Takeda. “The results of the trial are very encouraging, and we look forward to continuing to engage with global regulatory bodies with the aim of bringing TAK-755 to patients as rapidly as possible.”

Takeda plans to submit the results of this interim analysis for presentation at an upcoming scientific meeting.

In addition to announcing these results, Takeda indicated that the December 22, 2022, edition of the New England Journal of Medicine (NEJM) included two case reports written and submitted by two physicians who requested compassionate use of TAK-755 to treat patients who were facing critical health complications related to cTTP. The case reports are available on NEJM’s website.

TAK-755 is also being investigated in a Phase 2 study to evaluate the pharmacokinetics, safety and efficacy of rADAMTS13 in immune-mediated TTP (iTTP).vi

Results from the interim analysis of the Phase 3 study have no impact on the full year consolidated reported forecast for the fiscal year ending March 31, 2023 (Fiscal Year 2022).

ABOUT TAK-755

TAK-755 is the first and only recombinant ADAMTS13 protein in development. It provides targeted therapy to address an unmet medical need in patients with thrombotic thrombocytopenic purpura (TTP), by replacing the missing or deficient ADAMTS13 enzyme.vii

The TAK-755 cTTP clinical development program includes one first-in-human, Phase 1 study, 281101 (NCT02216084),viii and two Phase 3 studies: a pivotal Phase 3 study, Study 281102 (NCT03393975), and one Phase 3b continuation study, Study TAK-755-3002 (NCT04683003).5,ix TAK-755 is also being investigated in immune-mediated TTP (iTTP) and sickle cell disease, with Phase 2 (NCT03922308) and Phase 1 (NCT03997760) trials ongoing, respectively, and due to provide data in 2023.6,x

TAK-755 was granted Orphan Drug Designation (ODD) by the U.S. Food and Drug Administration (FDA) for the treatment (ODA-08-2622) and prevention (ODA-08-2652) of TTP including its congenital, acquired idiopathic and secondary forms; and by the European Medicines Agency (EMA) and Japan’s Ministry of Health, Labour and Welfare (MHLW) for the treatment of TTP (EU/3/08/588). The FDA has also granted TAK-755 Fast Track Designation (FTD) for the treatment, prevention, and routine prophylaxis of acute episodes of TTP in patients with hereditary (congenital) ADAMTS13 deficiency.

ABOUT cTTP
cTTP is an ultra-rare, chronic, and debilitating blood clotting disorder associated with life-threatening acute episodes and debilitating chronic symptoms.1,3 cTTP is a sub-type of TTP that has an estimated prevalence of 2-6 cases/million,xi with cTTP accounting for ≤5% of patients with TTP.xii,xiii It develops due to deficiency in ADAMTS13, a von Willebrand factor (VWF) cleaving protease, which results in the accumulation of ultra-large VWF multimers in the blood.1 The accumulation of ultra-large VWF multimers leads to uncontrolled platelet aggregation and adhesion.3,xiv This can lead to abnormal clotting in the small blood vessels of the body and is associated with hemolytic anemia and low platelet levels (thrombocytopenia).14

cTTP has both acute and chronic manifestations (including stroke and cardiovascular disease) and is associated with a significant disease burden. Patients’ quality of life and lifespan are significantly reduced compared to the general population, due to serious, ongoing widespread organ damage and other co-morbidities resulting from an ADAMTS13-deficient state.3,12,xv,xvi rADAMTS13 is a novel investigational therapeutic approach for cTTP.xvii

The current standard of care for cTTP is plasma therapy,16 which is insufficient in restoring ADAMTS13, time-consuming, and costly.7,xviii,xix

About Takeda
Takeda is a global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan, committed to discover and deliver life-transforming treatments, guided by our commitment to patients, our people and the planet. Takeda focuses its R&D efforts on four therapeutic areas: Oncology, Rare Genetics and Hematology, Neuroscience, and Gastroenterology (GI). We also make targeted R&D investments in Plasma-Derived Therapies and Vaccines. We are focusing on developing highly innovative medicines that contribute to making a difference in people’s lives by advancing the frontier of new treatment options and leveraging our enhanced collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. Our employees are committed to improving quality of life for patients and to working with our partners in health care in approximately 80 countries and regions. For more information, visit https://www.takeda.com.

Media Contacts:
Japanese Media
Jun Saito
jun.saito@takeda.com
+81 (0) 3-3278-2325

U.S. and International Media
Megan Ostrower
megan.ostrower@takeda.com
+1 772-559-4924

Important Notice
For the purposes of this notice, “press release” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this release. This press release (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this press release. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This press release is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.

The companies in which Takeda directly and indirectly owns investments are separate entities. In this press release, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

Forward-Looking Statements
This press release and any materials distributed in connection with this press release may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could” “anticipates”, “estimates”, “projects” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations, including global health care reforms; challenges inherent in new product development, including uncertainty of clinical success and decisions of regulatory authorities and the timing thereof; uncertainty of commercial success for new and existing products; manufacturing difficulties or delays; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic, on Takeda and its customers and suppliers, including foreign governments in countries in which Takeda operates, or on other facets of its business; the timing and impact of post-merger integration efforts with acquired companies; the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s); and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/sec-filings/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this press release may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results.

Medical information
This press release contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

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ii Kopić A, et al., J Thromb Haemost. 2016;14(7):1410-1419. doi:10.1111/jth.13341
iii Kremer Hovinga JA, et al., Nat Rev Dis Primers. 2017;3:17020
iv Van Dorland H et al., Haematologica. 2019;104:2107-16
v ClinicalTrials.gov A Study of BAX 930 in Children, Teenagers, and Adults Born With Thrombotic Thrombocytopenic Purpura (TTP). Available at: https://clinicaltrials.gov/ct2/show/NCT03393975 Last accessed December 2022
vi ClinicalTrials.gov Study of rADAMTS-13 (SHP655) in the Treatment of Participants With Acquired Thrombotic Thrombocytopenic Purpura (aTTP) (SOAR-HI) Available at: https://clinicaltrials.gov/ct2/show/NCT03922308 Last accessed December 2022
vii Scully M et al. Blood. 2017;130:2055-63
viii ClinicalTrials.gov Phase 1 Dose Escalation, Single Dose Study to Assess Safety and Pharmacokinetics of BAX930 in Hereditary Thrombotic Thrombocytopenic Purpura (TTP) Available at: https://clinicaltrials.gov/ct2/show/NCT02216084 Last accessed December 2022
ix ClinicalTrials.gov A Study of TAK-755 in Participants With Congenital Thrombotic Thrombocytopenic Purpura Available at: https://clinicaltrials.gov/ct2/show/NCT04683003 Last accessed December 2022
x ClinicalTrials.gov A Study of SHP655 (rADAMTS13) in Sickle Cell Disease (RAISE) Available at: A Study of SHP655 (rADAMTS13) in Sickle Cell Disease - Full Text View - ClinicalTrials.gov Last accessed December 2022
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xvii Royal College of Pathologists Bulletin 200 October 2022. Available at: https://www.rcpath.org/profession/publications/college-bulletin/october-2022/thrombotic-thrombocytopenic-purpura-past-present-and-future.html Last accessed December 2022
xviii Blombery P, Scully M. J Blood Med. 2014;5:15-23. Published 2014 Feb 5. doi:10.2147/JBM.S46458
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